Exhibit 99.1

Mindray Announces Completion of Going Private Transaction

SHENZHEN, China, March 3, 2016 -- Mindray Medical International Limited (“Mindray” or the “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced the completion of its merger (the “merger”) with Solid Union Limited (“Merger Sub”), a wholly-owned subsidiary of Excelsior Union Limited (“Parent”), pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of November 4, 2015 and amended on December 20, 2015, among the Company, Parent and Merger Sub. As a result of the merger, the Company has ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 26, 2016, each of the Company’s ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares, par value HK$0.001 per share (each, a “Share”), issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$28.0 in cash per Share without interest and net of any applicable withholding taxes, other than (x) Shares beneficially owned by certain rollover shareholders (the “Rollover Shares”), (y) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “CICL”) (the “Dissenting Shares”), and (z) Shares represented by American depositary shares, each representing one Share (the “ADSs”). Each ADS issued and outstanding immediately prior to the effective time of the merger (other than ADSs representing the Rollover Shares) has been cancelled in exchange for the right to receive US$28.0 in cash per ADS without interest and net of any applicable withholding taxes (less US$0.05 per ADS cancellations fees). The Rollover Shares have been cancelled for no consideration, and the Dissenting Shares have been cancelled for payment of their fair value to be determined in accordance with the CICL.

Shareholders of record as of the effective time of the merger who are entitled to merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering such certificates. As soon as practicable after the date of this announcement, the Bank of New York Mellon, in its capacity as the ADS depositary (the “Depositary”) will call for the surrender of ADSs (other than ADS representing the Rollover Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the Depositary will pay to the surrendering holders US$28.0 per ADS in cash without interest (less US$0.05 per ADS cancellation fees).

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended. The Company requested that the NYSE file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Lazard Asia (Hong Kong) Limited is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Shearman & Sterling LLP is serving as the U.S. legal counsel to the Special Committee and Walkers is serving as the Cayman Islands legal counsel to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as the U.S. legal counsel to Mr. Li Xiting, the executive chairman of the board of directors of the Company (the “Board”), president and co-chief executive officer of the Company, Mr. Xu Hang, the chairman of the Board, and Mr. Cheng Minghe, the co-chief executive officer and chief strategic officer of the Company (collectively, the “Buyer Group”). Conyers Dill & Pearman is serving as the Cayman Islands legal counsel to the Buyer Group.

Cautionary Statement Concerning Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Mindray

Mindray (NYSE: MR) is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains its global headquarters in Shenzhen, China, its U.S. headquarters in Mahwah, New Jersey and has multiple sales offices in major international markets. From its main manufacturing and engineering base in China, Mindray supplies through its worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com